eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net loss	$	(35,185)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in prepaid expenses and other assets		1,254
Net cash used by operating activities		(33,931)
FINANCING ACTIVITY:		
Contributions from member		19,500
Net cash provided by financing activity		19,500
NET DECREASE IN CASH		(14,431)
CASH AT BEGINNING OF YEAR		38,538
CASH AT END OF YEAR	$	24,107

The accompanying notes are an integral part of these financial statements.

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